FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               9 September 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Notifiable Interests




                         VIROTEC INTERNATIONAL LTD

9 September 2003

                              NOTIFIABLE INTERSTS


Virotec International Ltd (the "Company") has received the following notifications in accordance with sections 198-202 of the Companies Act (UK), which arise as a result from the recent share placing by the Company at GBP0.14 (approx AUD0.34):

1. Prestbury Investments Holdings Pty Ltd is deemed to have an interest in 7,850,000 ordinary shares or 4.06% of the Company's capital and the shares are held in its name.

2. Mr N. Wray is deemed to have an interest in 14,768,000 ordinary shares or 7.64% of the Company's capital. The shares are held as follows:

     Nigel Wray                                   6,900,000 shares
     Lucy & Jo Wray                               18,000 shares
     Prestbury Investments Holdings Pty Ltd       7,850,000 shares.

3. Mr N. Leslau is deemed to have an interest in 7,850,000 ordinary shares or 4.06% of the Company's capital. The shares are held as follows:

     Prestbury Investments Holdings Pty Ltd       7,850,000 shares.

If you require further information please contact Angus Craig, Company Secretary, on telephone +617 5530 8014.




                            Virotec International Ltd
                               ABN 81 004 801 398
                                   PO Box 188
                            Sanctuary Cove QLD 4212
                                    AUSTRALIA
                                www.virotec.com


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     9 September 2003